SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Green Brick Partners, Inc. (f/k/a BioFuel Energy Corp.)

(Name of Company)

Common Stock, $0.01 per share

(Title of Class of Securities)

392709 101
(CUSIP Number)

Joshua L. Targoff
Third Point LLC
390 Park Avenue, 19th Floor
New York, NY 10022
(212) 715-3880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Morgan D. Elwyn, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8981

October 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392709 101	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,242,124 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,242,124 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,242,124 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* OO

CUSIP No. 392709 101	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,943
8	SHARED VOTING POWER 5,242,124 (see Item 5)
9	SOLE DISPOSITIVE POWER 99,943
10	SHARED DISPOSITIVE POWER 5,242,124 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,342,067 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* IN

CUSIP No. 392709 101	Page 4 of 8 Pages
1	NAME OF REPORTING PERSON Third Point Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,744,979
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,744,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,744,979 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* PN

CUSIP No. 392709 101	Page 5 of 8 Pages
1	NAME OF REPORTING PERSON Third Point Partners Qualified LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,105,845
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,105,845
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,105,845 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* PN

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is being filed with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Green Brick Partners, Inc. (f/k/a BioFuel Energy Corp.), a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on June 25, 2007 (as amended by Amendment No. 1 thereto filed on December 31, 2008, Amendment No. 2 thereto filed on April 3, 2009, Amendment No. 3 thereto filed on September 28, 2010, Amendment No. 4 thereto filed on December 20, 2010, Amendment No. 5 thereto filed on February 9, 2011, Amendment No. 6 thereto filed on July 18, 2014 (“Amendment No. 6”), and this Amendment No. 7, the “Schedule 13D”).

This Amendment No. 7 is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company”), Daniel S. Loeb, an individual (“Mr. Loeb”), Third Point Partners LP, a Delaware limited partnership (“Third Point Partners”), and Third Point Partners Qualified LP, a Delaware limited partnership (“Third Point Partners Qualified”, and together with the Management Company, Mr. Loeb and Third Point Partners, the “Reporting Persons”).

The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including, but not limited to, Third Point Partners and Third Point Partners Qualified, the “Funds”). The Management Company and Mr. Loeb may be deemed to have beneficial ownership over shares of Common Stock directly beneficially owned by the Funds, by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

This Amendment No. 7 is being filed to amend Item 3, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 3.                          Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to reflect the following:

The net investment costs of the shares of Common Stock purchased by the Reporting Persons in connection with the Rights Offering (as defined below) were $21,438,580. The source of these funds was the working capital of the applicable Funds.

Item 4.                          Purpose of Transaction.

Item 4 of the Schedule 13D is amended to reflect the following:

As previously disclosed, on July 15, 2014, the Management Company, on behalf of certain of the Funds (including Third Point Partners and Third Point Partners Qualified) entered into a letter agreement with the Issuer (the “Commitment Agreement”).  The Commitment Agreement, which was filed by the Reporting Persons as Exhibit 10.4 to Amendment No. 6, set forth the parties’ respective obligations with respect to separate rights offerings, each conducted on a private, non-registered basis to certain of the Funds (collectively, the “Rights Offering”).

On October 17, 2014, the applicable Funds and Mr. Loeb exercised their respective subscription rights in satisfaction of their basic commitment under the Commitment Agreement to acquire an aggregate of 2,430,012 shares of Common Stock at a purchase price of $5.00 per share, which shares were issued on October 27, 2014. Of the 2,430,012 aggregate shares purchased upon the exercise of subscription rights, the Funds acquired 2,341,294 shares, and Mr.

Loeb acquired 88,718 shares. Of the 2,341,294 shares acquired by the Funds, Third Point Partners acquired 1,207,152 shares, and Third Point Partners Qualified acquired 765,008 shares.

Also, on October 27, 2014, certain of the Funds, which did not include Third Point Partners and Third Point Partners Qualified, purchased an additional 1,857,704 shares of Common Stock at a purchase price of $5.00 per share in accordance with the backstop provisions of the Commitment Agreement.

The Reporting Persons acquired the shares of Common Stock for investment purposes. Consistent with the Reporting Persons’ investment purposes, each Reporting Person, at any time and from time to time, may acquire additional securities of the Issuer or dispose of any or all of its securities of the Issuer depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of securities of the Issuer that it may hold at any point in time.

Also, consistent with their investment purposes, the Reporting Persons have engaged in, and intend to continue to engage in, communications with one or more of the Issuer’s stockholders, officers and/or members of the board of directors relating to topics including, but not limited to, the operations of the Issuer.

In connection with the acquisition of the shares of Common Stock, the Issuer and certain of the Funds (including, but not limited to, Third Point Partners and Third Point Partners Qualified) entered into a Backstop Registration Rights Agreement on October 27, 2014 that provides registration rights, under certain circumstances and subject to certain restrictions set forth therein, with respect to certain shares of Common Stock held by the Funds. Such registration rights would be in addition to the registration rights currently held by certain of the Reporting Persons and the Funds.

The foregoing description of the the Backstop Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Backstop Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.5 and incorporated by reference herein.

Item 5.                          Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) of the Schedule 13D are amended to reflect the following:

(a)            As of the date of this Schedule 13D, the Management Company beneficially owns 5,242,124 shares of Common Stock (the “Third Point Shares”). The Third Point Shares represent approximately 16.7% of the Common Stock, based upon the 31,346,084 shares of Common Stock outstanding as of October 31, 2014, based on information provided by the Issuer (the “Outstanding Shares”).

As of the date of this Schedule 13D, Mr. Loeb beneficially owns 5,342,067 shares of Common Stock, representing approximately 17.0% of the Outstanding Shares; Third Point Partners beneficially owns 1,744,979 shares of Common Stock, representing approximately 5.6% of the Outstanding Shares; and Third Point Partners Qualified beneficially owns 1,105,845 shares of Common Stock, representing approximately 3.5% of the Outstanding Shares. None of the other individual Funds beneficially owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)            The Management Company has the power to vote and dispose of 5,242,124 shares of Common Stock beneficially owned by it. Mr. Loeb has the power to vote and dispose of 5,342,067 shares of Common Stock beneficially owned by him. Third Point Partners has the power to vote and dispose of 1,744,979 shares of Common Stock beneficially owned by it. Third Point Partners Qualified has the power to vote and dispose of 1,105,845 shares of Common Stock beneficially owned by it.

(c)            Other than as described in Item 4, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(e)            As of October 27, 2014, Third Point Partners Qualified ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 7 is incorporated herein by reference.

Item 7.                          Material to be filed as Exhibits.
10.5	Backstop Registration Rights Agreement dated October 27, 2014, between Green Brick Partners, Inc. (f/k/a BioFuel Energy Corp.) and the parties listed on the signature page thereto

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2014	THIRD POINT LLC

	By:	Daniel S. Loeb,
Chief Executive Officer

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: October 31, 2014	DANIEL S. LOEB

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: October 31, 2014	THIRD POINT PARTNERS LP

	By:	Third Point Advisors LLC,
its general partner

	By:	Daniel S. Loeb,
Managing Member

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: October 31, 2014	THIRD POINT PARTNERS QUALIFIED LP

	By:	Third Point Advisors LLC,
its general partner

	By:	Daniel S. Loeb,
Managing Member

/s/ William Song
Name: William Song
Title: Attorney-in-Fact